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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-41415

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MIDWOOD SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1 BATTERY PARK PLAZA, 24TH FLOOR
(No. and Street)

NEW YORK	**NY**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES DAPRILE **(212) 742-9600**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

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OATH OR AFFIRMATION

I, **JAMES DAPRILE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MIDWOOD SECURITIES INC.**, as of **DECEMBER 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RAQUEL CRESPO
Notary Public, State of New York
No. 01HA6096207
Qualified in Richmond County
Commission Expires July 28, 2011

Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (I) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

MIDWOOD SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

MIDWOOD SECURITIES, INC.
DECEMBER 31, 2009

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENT	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 - 8

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Shareholders
Midwood Securities, Inc.

We have audited the accompanying statement of financial condition of Midwood Securities, Inc. (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As discussed in Note 2 to the statement of financial condition, effective January 1, 2009, the Company changed its method of accounting for uncertainty in income taxes and adopted new fair value measurements related to non-financial assets and liabilities.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Midwood Securities, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 19, 2010

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citroncooperman.com

MIDWOOD SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	1,357,393
Cash and securities segregated for the exclusive benefit of customers		178,071
Receivable from clearing brokers		232,804
Securities owned, at market value		89,708
Property and equipment, net of accumulated depreciation and amortization of $642,653		37,786
Secured demand notes receivable		200,000
Other assets		104,264
TOTAL ASSETS	$	2,200,026

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable, accrued expenses and other liabilities	$	570,846
Employee compensation payable		362,196
Deferred rent		127,491
Subordinated borrowings		200,000
Total liabilities		1,260,533
Commitments and contingencies (Note 10)		
Shareholders' equity:		
Common stock, no par value; 1,000 shares authorized, 222 shares issued and outstanding		1,000
Additional paid-in capital		399,000
Retained earnings		539,493
Total shareholders' equity		939,493
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	2,200,026

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Midwood Securities, Inc. (the "Company") was incorporated on December 16, 1988. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the New York Stock Exchange and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company clears securities transactions through another broker-dealer on a fully disclosed basis.

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions were cleared through another broker-dealer on a fully disclosed basis.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
Cash and cash equivalents include cash, money market funds and highly liquid debt instruments purchased with an original maturity of three months or less.

Property and Equipment
Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using a straight-line method over the estimated useful lives of the assets.

Use of Estimates
The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Recently Adopted Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that established the FASB Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative GAAP recognized by the FASB to be applied to all nongovernmental entities. The Codification supersedes all of the existing accounting and reporting standards applicable to privately held companies upon its effective date and, subsequently, the FASB will not issue new standards in the form of FASB Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective for the Company for the fiscal year ended December 31, 2009. The guidance did not have an impact on the Company's financial position, results of operations or cash flows. All references to previous numbering of FASB Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts have been removed from the statement of financial condition and accompanying notes.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Adopted Accounting Pronouncements (Continued)
In September 2006, the FASB issued authoritative guidance for fair value measurements, which has been codified in FASB ASC 820, *Fair Value Measurements and Disclosures*. The new guidance enhances existing guidance for measuring assets and liabilities at fair value. The guidance defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. On January 1, 2008, the Company adopted the provisions of FASB ASC 820 for financial assets and liabilities. As permitted by the FASB, the Company elected to defer the adoption of the guidance contained in ASC 820 for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis until January 1, 2009. The adoption of the new guidance for fair value measurements with respect to nonfinancial assets and liabilities did not have a material effect on the accompanying statement of financial condition.

On January 1, 2009, the Company adopted the new standard for uncertainty in income taxes. The Company is required to apply the "more likely than not" threshold to the recognition and derecognition of tax positions. The standard also provides guidance on the measurement of tax positions, balance sheet classification, interest and penalties, accounting in interim periods, disclosures, and transition. Using that guidance, the Company's management believes it has no uncertain tax positions that qualify for either recognition or disclosure in the statement of financial condition as of December 31, 2009.

Securities Transactions
Securities are recorded at fair value in accordance with FASB ASC 820. From time to time, the Company may sell securities not yet purchased (short positions). These positions represent an obligation of the Company to deliver the specific securities. To satisfy this obligation, the Company must acquire the securities at the prevailing market prices in the future, which may differ from the value when sold and may result in a gain or loss to the Company.

Subsequent Events
In May 2009, the FASB issued guidance related to subsequent events, which was primarily codified into FASB ASC 855, *Subsequent Events*. This guidance establishes general standards of accounting for and disclosure of events that occur after the date of the statement of financial condition but before the statement of financial condition is issued. In particular, the guidance sets forth: (1) the period after the date of the statement of financial condition during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the statement of financial condition; (2) the circumstances under which an entity should recognize events or transactions occurring after the date of the statement of financial condition in its statement of financial condition; and (3) the disclosures that an entity should make about events or transactions that occurred after the date of the statement of financial condition.

FASB ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted FASB ASC 855 as of December 31, 2009. The Company has evaluated all events or transactions that occurred after December 31, 2009, up through the date that the financial statements were available to be issued on February 19, 2010.

NOTE 3. **CASH AND SECURITIES SEGREGATED FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS**

Cash has been segregated in a special reserve account, maintained at a bank, to satisfy reserves established for potential future commission rebates to customers in accordance with the SEC customer protection Rule 15c3-3.

NOTE 4. **RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION**

The receivable from clearing organization represents cash held by the clearing organization for commissions generated in December 31, 2009, money market funds, and the deposit with the clearing organization. The clearing deposit of $100,000 is required by the clearing broker and consists of a U.S. government money market fund with a value of $106,303.

NOTE 5. **PROPERTY AND EQUIPMENT**

Property and equipment consisted of the following at December 31, 2009:

Furniture and fixtures	$ 69,227
Machinery and equipment	585,270
Leasehold improvements	25,942
	680,439
Less: accumulated depreciation	(642,653)
Property and equipment, net	$ 37,786

Depreciation expense for the year ended December 31, 2009, amounted to $30,497.

NOTE 6. **ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES**

Accounts payable, accrued expenses and other liabilities consisted of the following at December 31, 2009:

Research expenditures	$ 338,748
Other operating expenses	232,098
Total	$ 570,846

NOTE 7. **OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISKS**

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-

NOTE 7. OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISKS (CONTINUED)

dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis and requiring customers to deposit additional collateral or reduce positions when necessary.

The Company maintains its cash accounts at one commercial bank in amounts that at times may exceed the federal insurance limit.

NOTE 8. INCOME TAXES

The Company has elected to be treated as a small business corporation under the provisions of Subchapter S of the Internal Revenue Code and New York State tax law. Under these provisions, any income or loss of the Company is passed through to the shareholder.

NOTE 9. SUBORDINATED BORROWINGS

Subordinated borrowings at December 31, 2009, consisted of two secured demand notes of $100,000 each, one of which is with an owner of the Company. The notes mature on June 30, 2010 and September 3, 2010, and automatically extend for an additional year unless timely notification not to renew is received by the Company from the lender. The notes bear interest at 5% per annum and are collateralized by cash and securities of approximately $288,000 at December 31, 2009. The secured demand notes are available in computing net capital under the SEC's Uniform Net Capital Rule.

NOTE 10. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be a party to litigation and various regulatory matters. At December 31, 2009, there were no legal proceedings pending against the Company.

The Company leases office space in New York under an operating lease that expires in March 2016. The lease contains provisions for future rent increases. The total amount of rent due under the lease term is reflected in operations on the straight-line method over the term of the lease. The difference between rental expense recorded and the amount of rent actually paid is reflected in the statement of financial condition as "deferred rent." In addition to base rent, the lease provides for the Company to pay certain expenses.

The approximate future minimum annual payments due under this lease are as follows:

Year ending December 31:		
2010	$	201,662
2011		219,402
2012		224,870
2013		224,870
2014		224,870
Thereafter		277,238
	$	1,372,912

Additionally, the Company rents office space in New Jersey at the rate of $700 per month on a month-to-month basis.

NOTE 11. FAIR VALUE MEASUREMENTS

Pursuant to FASB ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

> Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis
>
> Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates and yield curves observable at commonly quoted intervals or current market) and contractual prices for the underlying financial instrument, as well as other relevant economic measures.
>
> Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs shall reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

At December 31, 2009, the Company's securities owned were considered to be Level 1 securities based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access.

NOTE 12. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2009, the Company had net capital of $903,012, which was $653,012 in excess of the Company's required minimum net capital requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital was 1.02 to 1 as of December 31, 2009.